IMPERIAL

19 February 2007

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcements which were lodged with the Australian Stock Exchange Limited.

- 16/03/07 – Half Year Accounts
- 20/03/07 – Response to Price Query by ASX

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

RECEIVED

2007 APR 13 A 11:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 5
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

PO Box 7055
Riverside Centre
Brisbane QLD 4001

Telephone 61 07 3835 4017
Facsimile 61 07 3832 4114
Internet http://www.asx.com.au

20 March 2007

Mr David Hughes
Company Secretary
Imperial Corporation Limited
Level 7
151 Macquarie Street
SYDNEY NSW 2000

By email: imperialoneltd@yahoo.com.au and facsimile: (02) 9251 0244

Dear Mr Hughes

Imperial Corporation Limited (the "Company")
RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a close of 1.2 cents on Monday, 19 March 2007 to a high of 1.8 cents today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by **e-mail at frances.finucan@asx.com.au** or by facsimile on **facsimile number 07 3832 4114**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **2.00 p.m. EDST (1.00 pm Brisbane time) today, Tuesday, 20 March 2007**.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Frances Finucan
Adviser, Issuers (Brisbane)

IMPERIAL

20 March 2007

Australian Stock Exchange Limited
Level 5
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

Attention: Francis Finucan

Dear Francis

Re: Price Enquiry

We refer to your correspondence dated 20 March 2007 concerning a change in the price of the Company's Securities and increase in volume in trading and advise the following:

1) The Company is not aware of any information concerning it that has not been announced which if known could be an explanation for recent trading in the securities of the Company.

   The Company recently issued its Half-Year Financial Report. The following matters were reported under review of operations in the Directors' Report:

   a. Natural Gas Joint Venture Development Programme
   The Company announced that the Joint Venture had entered into a natural gas sales contract with a utility for the sale of 20,000 Mcf of gas per month for the period April to August 2007 at a price of $7.35 per Mcf. In addition the Joint Venture has entered into a natural gas sales contract with a regional gas marketing group for the sale of 15,000 Mcf per month at a price of $8.45 per Mcf for the period September 2007 to August 2009. The current NYMEX spot month price is less than $7.00 per Mcf.

   b. Empire Energy USA LLC
   Imperial holds equal operational voting units with American Natural Resources LLC, and in addition holds a 30% (prior to dilution) non voting, accumulating preferential 12% capital units for an investment cost of $3million.

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

It was announced that following Empire Energy's acquisition of DK Gas Inc for US$9.35million in early December 2006 the Company was currently reviewing an additional 5 acquisitions which are subject to ongoing due diligence, production and reserve engineering reports and negotiations of final terms and conditions. The Company is targeting to complete its second acquisition by early April 2007.

None of these negotiations have yet advanced to a state requiring an announcement to the market.

2) No announcement is pending.

3) The Company is not aware of any other reason for the price change and increase in volume in the securities of the Company.

4) The Company confirms that it is in compliance with the Listing Rules and in particular Listing Rule 3.1.

Yours faithfully

D L Hughes
Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/03/2007

TIME: 15:16:24

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Year Accounts

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Imperial Corporation Limited
And Its Controlled Entities

ABN 29 002 148 361

Half Year
Financial Report

31 December 2006

TABLE OF CONTENTS

COMPANY DIRECTORY

Directors
B W McLeod (Chairman)
D H Sutton
K A Torpey

Registered Office

Level 7
151 Macquarie Street
Sydney NSW 2000
Telephone: (02) 9251 1846
Facsimile: (02) 9251 0244

Auditors
Nexia Court & Co
Level 29, Tower Building
Australia Square
264 George Street
Sydney NSW 2000

Share Registry
Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

Secretary
D L Hughes

Bankers
Australian & New Zealand Banking
Group Limited

Solicitors
Chang, Pistilli & Simmons
Level 13
95 Pitt Street
Sydney NSW 2000

Stock Exchange Listings
Australia
Australian Stock Exchange
(Home Exchange Brisbane, Queensland)

IMP – Ordinary Shares

United States of America
New York OTC Market: Code: IMPGY
OTC#: 452869103
Sponsor: Bank of New York
1 ADR for 20 Ordinary shares

DIRECTORS' REPORT

The Directors of Imperial Corporation Limited ("the Company"), present their report together with the Consolidated Financial Report for the half-year ended 31 December 2006 and the Review Report thereon.

1. DIRECTORS

The following persons held office as Directors of Imperial Corporation Limited during and since the end of the half-year:

BW McLeod, B.Sc (Maths), M.Comm (Econ)
Chairman
Mr McLeod has had extensive experience in the Australian Capital markets. Over the past 16 years he has been involved in raising debt and equity capital for a number of property projects and companies, as well as the takeover and rationalisation of listed and unlisted companies. Prior to this he spent six years with BA Australia Limited, where he was Executive Director, responsible for the financial and capital markets operations. He is a Director of Bemax Resources Limited, Carnegie Corporation Limited and Fall River Resources Limited. Appointed a director of the Company on 21 May 1996.

DH Sutton, B.Comm, ASA, ACIS
Non-Executive Director
Mr Sutton has many years experience in sharebroking and investment banking. He is a Director and Chairman of Martin Place Securities Pty Limited, a licenced securities dealer and a Director of Fall River Resources Limited. Appointed a Director of the Company on 30 January 1997.

K A Torpey, B.E., MIE Aus., CP Eng, FAusIMM, (CP)
Non-Executive Director
Mr Torpey has over the last 40 years been involved in the development of many diverse major projects involving oil, iron ore, aluminium, nickel, lead/zinc, uranium, magnesite, coal and gold, located in Australia, Ireland and Indonesia. Most of these projects have been associated with major companies such as Consolidated Goldfields, EZ Industries, Alcan, International Nickel, Tara Minerals Limited (Ireland), Noranda, Denison Mines (Canada), Toyota and Mitsubishi.

Since returning to Australia from Tara Mines, he assumed the role of Managing Director of Denison Mines (Australia) and then of Devex Limited. Over recent years he has acted as a consultant to a number of companies involved in mining projects and new technology. He is currently the Principal of Famallon Pty Limited and a Director of Latrobe Magnesium Limited. Appointed a Director of the Company on 26 November 1992.

2. CONSOLIDATED RESULTS

The consolidated results of the group for the half-year ended 31 December 2006 after providing income tax expense was a loss of $25,906 (2005 profit $4,881,960).

The 2005 half-year profit result included income of $5,502,233 from the restatement of the value of investments to fair value taken to the income statement due to the first time implementation of the Australian Equivalent International Accounting Standards.

3. REVIEW OF OPERATIONS

IMPERIAL RESOURCES LLC

In March 2006 the Company commenced a joint venture natural gas development programme in Cambria County, Pennsylvania, USA ("Carrolltown JV Project") with American Natural Resources LLC ('ANR"). ANR is the operator of the joint venture, with Imperial holding a 75% working interest, generating a 60.9375% net revenue interest.

To date, 15 gas wells have been completed, all considered commercially successful, with an independent engineering consultant measuring recoverable gas reserves at an estimated 3.8 Bcf. With all wells turned in-line the stabilized flow rate for the wells has been established around 850 Mcfpd with well head pressure averaging around 650psi.

Production commenced in July 2006 total production for the half-year period was 104,386 Mcf.

The Joint Venture has entered into a natural gas sales contract with a utility for the sale of 20,000 Mcf of gas per month for the period April to August 2007 at a price of $7.35 per Mcf. In addition the Joint Venture has entered into a natural gas sales contract with a regional gas marketing group for the sale of 15,000 Mcf per month at a price of $8.45 per Mcf for the period September 2007 to August 2009. The current NYMEX spot month price is less than $7.00 per Mcf. Excess gas will be sold at NYMEX plus US$0.37 per Mcf until additional contracts are locked in place, some time in the future.

The Joint Venture's hedging policy is to undertake a continued rolling hedging program to lock in a portion of production as it comes on stream at prices determined on the prevailing energy market environment at the time.

The next 10 well locations (wells 16-25) have been surveyed and are waiting for final sign-off by the Joint Venture. Drilling rigs remain difficult to obtain with the first stage of the drilling program expected to commence following the thaw, in late March early April 2007.

EMPIRE ENERGY USA LLC

Empire Energy has been established with both Imperial and ANR holding equal operational voting Units, with Imperial holding a 30% (prior to dilution), non voting, accumulating preferential 12% capital Units for an investment cost of US$3m. .

On the 8th December 2006, the acquisition of DK Gas Inc for US$9.35m was completed. In summary, Empire Energy acquired:

- 168 producing and shut-in gas wells;
- Gas production of approximately 324 MMcfpa;
- Estimated gas reserves of 11.3 Bcf;
- Net revenue interest of approximately 80%;
- 45+ proved undeveloped locations (Puds);
- PV10estimated at US$20m (@ US$7.50 Mcf).

In addition, as part of Empire Energy's strategy to build a drilling and well services business, Empire Energy acquired from DK Gas Inc:

- 1 drilling rig, currently completing around 110,000 ft pa;
- Around 9 months of forward drilling programs;
- 1 water tanker for contract dewatering of gas wells; and
- An estimated net cashflow of around US$0.64m pa.

The acquisition of DK Gas is still being bedded down. Major items underway included moving the drilling operation from 12 hours per day/5 days a week to 24/5. Gas production has remained steady, although slightly lower than expected due to a number of wells being shut-in prior to the takeover. These wells are being put back in-line, although most of this work can only be completed when the weather improves. Most administrative requirements following the takeover have now been completed.

Empire Energy is currently reviewing an additional 5 acquisitions which are subject to ongoing due diligence, production and reserve engineering reports and the negotiation of final terms and conditions. The Company is targeting to complete its second acquisition by early April 2007.

BEMAX RESOURCES LIMITED

The Company maintains its 4.9% cornerstone equity interest in Bemax Resources Limited ("Bemax"). Highlights of the operations of Bemax for the period under review include:

- Bemax announced a 2006 full year profit of $4.8 million, an increase of 269% compared with the $1.3 million profit reported for the year ended 31 December 2005.

- Production from the Company's Western Australian operations increased by 35%, which together with a second-half contribution from the new Murray Basin operations (completed and in commissioning in the first half of 2006), enabled Bemax to achieve record Heavy Mineral Concentrate (HMC) production of 741,857 tonnes. This represents an increase of 168% compared with HMC production of 276,353 tonnes in 2005.

- Sales revenues increases 49% to $80.2 million, compared with $53.8 million in 2005.

- The growth in earnings flowed through to operational cash flow, as highlighted by a 237% increase in EBITDA to $26.3 million, compared with $7.8 million in 2005. EBIT (after allowing for $13.5 million in depreciation and amortisation) increased by 412% to $12.8 million, compared with $2.5 million in 2005.

- Exploration in the Murray Basin (which focused on locating and defining Titanium and Zircon rich deposits within close proximity of the existing infrastructure) achieved a 25% increase in regional Heavy Mineral Resources and a 100% increase in Heavy Mineral Reserves;

- Development planning for the second Murray Basin Mine (Snapper Mine) progressed to the stage where the Company has completed detailed pre-feasibility studies and has lodged the environmental assessment documentation. The next phase in the development program will be to undertake detailed scoping and design work from which the budget and timetable will be established. It is anticipated at this stage that construction and commissioning will occur over 2008/2009.

- Agreement was reached with a major client to extend the Leucoxene sales contract for the Ginkgo Mine for a further five years from 2011 to 2016. The scope of the agreement has been expanded to cover production from the Snapper Mine, which is expected to commence in 2009.

- In December 2006 Bemax re-purchased the marketing rights of Zircon produced from the Gingko and Snapper Mines by payment of the sum of US$9 million over three years as consideration. The opportunity to brand and develop the market for its own expanding and increasingly valuable Zircon production is worth considerably more to Bemax in the medium to longer term.

- The improved 2006 financial performance demonstrates that Bemax has completed the transition from an explorer with development aspirations to now the fifth largest titanium feedstock producer in the world.

- A major international investment bank has been appointed to advise Bemax on the funding requirements for the proposed expansion of the Broken Hill MSP and the development of the Snapper Mine.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity during the half-year were as follows:

- contributed equity of the Company increased by $2,615,452 (from $56,801,000 to $59,416,452) during the half-year ended 31 December 2006 as a result of:

- Issue of 4,000,000 ordinary shares @$0.0047 pursuant to exercise of options in September 2006	$18,800
- Issue of 170,000,000 ordinary shares @ $0.016 pursuant to a private placement in November 2006	$2,720,000
Less transaction costs associated with the above share issues	$(123,348)
	$2,615,452

- In October 2006 the Company issued 1,750,000 $1.00 unlisted unsecured convertible notes to raise $1,750,000. The notes were issued for a term of 3 years and are convertible at 40 shares per $1.00 note at the noteholders discretion. The notes have a coupon rate of 12%pa.

- Expansion of investment base – Directors continue to develop initiatives to expand the groups investment base.

4. MATTERS SUBSEQUET TO BALANCE DATE

At the date of this report there are no matters or circumstances, that have arisen since 31 December 2006 that have significantly affected or may significantly affect:

- the operations in financial years subsequent to 31 December 2006 of the consolidated entity;
- the results of those operations; or
- the state of affairs, in financial years subsequent to 31 December 2006 of the consolidated entity.

5. FUTURE DIRECTION

The board continues to seek new investment opportunities to enhance shareholder value, resources are currently focused on identifying investment opportunities through Empire Energy in the oil and gas industry in the Appalachian Basin.

A number of potential acquisitions, subject to the completion of due diligence are in progress. The implementation of a significant debt financing arrangement is being completed with a major international bank, and is subject to certain minimum acquisition value criteria.

6. AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is set out on page 8 and forms part of the Directors report for the half-year ended 31 December 2006.

Signed in accordance with a resolution of the Directors.

Dated at Sydney this 15th day of March 2007.

B W McLeod
Director

Imperial Corporation Limited
Lead Auditors Independence Declaration under section 307C of The Corporations Act 2001.

To the Directors of Imperial Corporation Limited

As lead auditor for the audit of Imperial Corporation Limited for the period ended 31 December 2006 I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

Nexia Court & Co

Nexia Court & Co.
Chartered Accountants

David Gallery
Partner

Sydney
16 March 2007

DIRECTORS' DECLARATION
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

In the opinion of the Directors of Imperial Corporation Limited:

1. The financial statements and notes are in accordance with the Corporations Act 2001, including:

   c) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2006 and of its performance, as represented by the results of its operations and its cash flows, for the period ended on that date; and

   d) complying with Accounting Standard AASB 1034 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of Directors made pursuant to Section 305(5) of the Corporations Act 2001.

On behalf of the Directors

B W McLeod
Director
Dated at Sydney this 15th day of March 2007.

Imperial Corporation Limited
Condensed Consolidated Income Statement
For the Half-Year ended 31 December 2006

	Note	Consolidated 6 months 31 December 2006	6 months 31 December 2005
Revenue		522,824	-
Cost of Sales		(264,568)	-
Gross Profit		258,256	-
Other Income	2	99,413	5,510,153
Other Expenses	2	(419,792)	(466,162)
Operating Profit/(Loss) before Tax And Finance Costs		(62,123)	5,043,991
Finance Costs		(412,973)	(162,031)
Profit/(Loss) before Income Tax		(475,096)	4,881,960
Income Tax Expense		-	-
Profit/(Loss) for the Period		(475,096)	4,881,960
Changes in Fair Value of Equity Securities available for sale		449,190	-
Net Income recognised directly into equity		449,190	-
Total recognised income and expenses attributable to equity holders of the parent		(25,906)	4,881,960
Basic earnings per share attributable to ordinary equity holders (cents per share)	9	0.00	0.48
Diluted earnings per share attributable to ordinary equity holders (cents per share)	9	0.00	0.48

Imperial Corporation Limited
Condensed Consolidated Balance Sheet
As at 31 December 2006

	Note	Consolidated 31 December 2006	30 June 2006
Current Assets			
cash and cash equivalents		1,006,657	2,587,327
trade and other receivables		438,532	74,132
Total Current Assets		1,445,189	2,661,459
Non Current Assets			
receivables		154,368	6,952
investments	6	16,924,705	12,526,608
plant and equipment		6,134	6,906
joint ventures		3,735,908	2,633,157
Total Non Current Assets		20,821,115	15,173,623
Total Assets		22,266,304	17,835,082
Current Liabilities			
trade and other payables		615,845	702,623
interest-bearing liabilities		2,539,760	7,316,765
provisions		46,658	45,120
Total Current Liabilities		3,202,263	8,064,508
Non Current Liabilities			
Interest bearing liabilities		6,706,500	-
Total Non Current Liabilities		6,706,500	-
Total Liabilities		9,908,763	8,064,508
Net Assets		12,357,541	9,770,574
Equity			
issued capital	3	59,416,452	56,801,000
other reserves	4	5,617,357	5,170,746
accumulated losses	5	(52,676,268)	(52,201,172)
Total Equity		12,357,541	9,770,574

The accompanying notes form part of these financial statements

Imperial Corporation Limited
Condensed Consolidated Cash Flow Statement
For the Half-Year Ended 31 December 2006

	Consolidated	
	6 months December 2006 $	6 months December 2005 $
Cash Flows from Operating Activities		
Receipts from customers	223,280	-
Payments to trade creditors and employees	(594,150)	(291,530)
Interest received	46,703	5,012
Interest paid	(233,479)	-
Net Cash (Used In)/Provided By Operating Activities	(557,646)	(286,518)
Cash Flows from Investing Activities		
Proceeds from sale of investments	15,360	-
Payment for investment in listed corporation	(79,000)	-
Payment for investment in unlisted corporation	(3,880,225)	(90,000)
Payment for investment in joint ventures	(1,300,892)	-
Payment for purchase of office equipment	-	(628)
Loans to other entities	(142,342)	(2,212)
Net Cash (Used In)/Provided by Investing Activities	(5,387,099)	(92,840)
Cash Flows from Financing Activities		
Net proceeds from issue of shares	2,614,075	495,000
Borrowings	1,750,000	10,000
Repayment of borrowings	-	(40,000)
Net Cash Provided By/(Used In) Financing Activities	4,364,075	465,000
Net Increase/(Decrease) in Cash and Cash Equivalents Held	(1,580,670)	85,642
Cash and Cash Equivalents at the beginning of the financial year	2,587,327	126,822
Cash and Cash Equivalents at the end of the financial period	1,006,657	212,464

The accompanying notes form part of these financial statements

Imperial Corporation Limited
Condensed Statement of Changes in Equity
For the Half-Year Ended 31 December 2006

Consolidated	Issued Capital	Other Reserves	Accumulated Losses	Total Equity
At 1 July 2005	53,804,478	607,279	(51,010,044)	3,401,713
Share issues	3,162,312			3,162,312
Share issue transaction costs	(165,790)			(165,790)
Total income/expense for period	-	4,380,837	(1,191,128)	3,189,709
Cost of share based payments	-	182,630		182,630
At 30 June 2006	56,801,000	5,170,746	(52,201,172)	9,770,574
Share issues	2,738,800			2,738,800
Share issue transaction costs	(123,348)			(123,348)
Total income/expense for period		446,611	(475,096)	(28,485)
At 31 December 2006	59,416,452	5,617,357	(52,676,268)	12,357,541

The accompanying notes form part of these financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

Imperial Corporation Limited ("Company") is a Company domiciled in Australia. The condensed consolidated interim financial report of the Company for the Half-Year ended 31 December 2006 comprises the Company and its subsidiaries ("Consolidated Entity").

The Condensed consolidated interim report was authorised for issue by the Directors on 15th March 2007.

BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with annual Financial Report of Imperial Corporation Limited as at 30 June 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by Imperial Corporation Limited and its controlled entities during the half-year ended 31 December 2006 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, and Accounting Standard AASB 134 "Interim Financial Reporting".

The half-year financial report has been prepared on a historical cost basis.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Statement of compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

(c) Summary of Significant Accounting Policies

1. Basis of Consolidation

The consolidated financial statements comprise the financial statements of Imperial Corporation Limited and its subsidiaries ('the Group').

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

2. Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

3. Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Plant and equipment are depreciated over their estimated useful lives using the straight line method as follows:

	2006	2005
- Plant and Equipment	10% – 20%	10%-20%

Assets are depreciated from the date of acquisition. Profits and losses as sales of plant and equipment are taken into account in determining the results for the year.

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

4. Borrowing Costs

Borrowing costs are recognised as an expense when incurred.

5. Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of

recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

6. Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments, which are classified as held for trading are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date.

7. Receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written when identified.

8. Interest-bearing Liabilities

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

9. Provisions - Employee Benefits

(i) Defined contribution plans

Obligations for contributions to defined benefit plans are recognised as an expense in the Income Statement as incurred.

(ii) Wages, salaries, annual leave and non-monetary benefits

Liabilities for employee benefits for wages, salaries, annual leave and represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as, workers compensation insurance, superannuation and payroll tax.

10. Payables

Trade and other payables are stated at cost.

11. Revenue Recognition

Other Revenue
Other revenue is recognised as it accrues, or as disclosed in Note 6.

12. Taxation

Income tax expense
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation of settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

13. Other Taxes

Goods and Services Tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

14. Share based Payment Transactions

The group provided benefits to directors and senior executives of the group through the executive share option plan whereby eligible participants render services in exchange for options over shares. The cost of these equity share transactions is reserved by reference to the fair value at the date that they are granted. The fair value is determined using a binomial model.

2. REVENUE AND EXPENSES

	Consolidated	
	6 months to 31 December 2006	6 months to 31 December 2005
Specific Items Profit before income tax expense included The following Revenue and expenses whose Disclosure is relevant in explaining the performance of the consolidated entity		
1) Other Income		
Finance Income	81,782	5,920
Change in Fair Value of Investments	449,190	5,502,233
Other	17,631	2,000
	548,603	5,510,153
2) Expenses		
Depreciation	772	453
Employer Benefits	85,212	60,656
Finance Costs	412,973	162,031
Expense of Share Based Payments	-	182,630

3. ISSUED CAPITAL

	Consolidated	
	6 months to 31 December 2006	12 months to 30 June 2006
(a) Shares		
Balance at beginning of period	56,801,000	53,804,478
Movement in ordinary share capital		
- Issue of 170,000,000 ordinary shares @ $0.016 pursuant to a private placement in November 2006	2,720,000	-
- Issue of 4,000,000 ordinary shares @ $0.0047 pursuant to the exercise of options in September 2006	18,800	
- Issue of 110,000,000 ordinary shares @ $0.0045 pursuant to a private placement in August 2005		495,000
- Issue of 65,295,000 ordinary shares pursuant to the exercise of unlisted options in May 2006		468,331
- Issue of 274,872,568 ordinary shares @$0.008 pursuant to a Non-Renounceable Rights Issue in June 2006		2,198,981
Less transaction costs associated with the above share issue	(123,348)	(165,790)
Balance at period end	59,416,452	56,801,000

(b) Options

Movements

- No options were granted in the period from the end of the previous financial year and up to the date of this report.

- 4,000,000 unlisted executive options were exercised during the reporting period. No options were exercised in the period from 31 December 2006 to the date of this report.

- No options expired from the end of the previous financial year and up to the date of this report.

- At the end of the reporting period the Company had on issue the following securities and/or rights to convert to securities.

  - Shares
    1,548,363,874 listed ordinary shares – IMP

  - Options
    10,000,000 unlisted executive options expiring 6/12/10
    Exercisable @ $0.0047

  - Convertible Notes
    1,500,000 $1.00, 12% convertible notes, maturing 11 May 2009
    Convertible @ 100 shares per note – 1 cent per share
    1,750,000 $1.00, 12% convertible notes, maturing 30 October 2009
    Convertible @ 40 shares per note – 2.5cents per share

	Consolidated	
4. OTHER RESERVES	**6 months to 31 December 2006**	**12 months to 30 June 2006**
Asset revaluation	607,279	607,279
Share Based payment Reserve	182,630	182,630
Fair Value	4,827,448	4,380,837
	5,617,357	5,170,746

5. ACCUMULATED LOSSES

Balance at beginning of period	(52,201,172)	(51,010,044)
Profit/(Loss) attributable to members	(475,096)	(1,191,128)
Balance at end of period	(52,676,268)	(52,201,172)

6. INVESTMENTS

	Consolidated 6 months to 31 December 2006	12 months to 30 June 2006
Non-Current		
Shares – Other Corporations		
- Listed (at fair value)	12,954,327	12,436,456
- Unlisted (at Cost)	8,236,119	4,355,893
Less provision for diminution in value	(4,265,741)	(4,265,741)
	3,970,378	90,152
	16,924,705	12,526,608

Fair value of securities listed on a prescribed stock exchange at the date of this report was $10,919,890.

Directors believe that there has been no permanent diminution in the fair value of securities listed on a prescribed stock exchange.

7. CONTINGENT LIABILITIES

There was no material change in contingent liabilities or contingent assets since the last annual reporting date.

8. FINANCIAL REPORTING BY SEGMENTS

(i) Primary Reporting - Business Segments

31 December 2006	**Mining**	**Investments**	**Internet**	**Eliminations Unallocated**	**Consolidated**
Sales to external customers	522,824				522,824
Other revenue	34,843	456,821		56,939	548,603
Total Segment Revenue	557,667	456,821		56,939	1,071,427
Segment Results	263,474	456,821	-	-	720,295
Unallocated Revenue less unallocated expenses					(746,201)
Loss from ordinary activities before income tax expense					(25,906)
Income tax expense					-
Net loss					(25,906)
31 December 2005					
Sales to external customers					
Other Revenue		5,510,153			5,510,153
		5,510,153			5,510,153
Segment result	(10,884)	5,350,480			5,339,596
Unallocated revenue less unallocated expenses					(457,636)
Profit from ordinary activities before income tax					4881,960
Income tax expense					
Loss from ordinary activities after income tax expense					4,881,960
Net profit					4,881,960

(ii) Secondary Reporting – Georgraphical Segments

	Segment revenues from Sales to external customers		Segment Assets		Acquisitions of property plant & equipment intangibles and other non-current	
	31/12/06	31/12/05	31/12/06	31/12/05	31/12/06	31/12/05
- Australia	-	-	14,081,126	13,951,353	75,000	-
- United States	522,824	-	8,185,178	-	5,523,104	-

9. EARNINGS (LOSS) PER SHARE

	Consolidated 31 December 2006	Consolidated 31 December 2005
Basic earnings /(Loss) per share (cents per share)	(0.00)	0.48
Diluted earnings /(Loss) per share (cents per share)	(0.00)	0.48
a) weighted average number of ordinary shares outstanding during the year used in calculation of EPS	1,432,918,222	1,000,718,048
b) weighted average number of ordinary shares outstanding during the year used in calculation of diluted EPS	1,442,918,222	1,080,513,049
Profit/(Loss) used in calculating basic and diluted earnings per share	(25,906)	4,881,960

10. EMPLOYEE BENEFITS

Superannuation Commitments

The company contributed to externally managed accumulation superannuation plans on behalf of employees. The company's contributions were made in accordance with the company's legal requirements.

Executive Share Options

From time to time employees and directors are granted options at the discretion of the Board on terms determined by the Board.

Each option is convertible to one ordinary share and is fully vested.

There are no voting or dividend rights attached to the options. There are no voting rights attached to the unissued ordinary shares. Voting rights will be attached to the unissued ordinary shares when the options have been exercised.

No options were granted during the period from 1 July 2006 and up to the date of this report and no options expired during the same period. 4,000,000 options were exercised in August 2006 at $0.0047 each share. Details of options over unissued shares at balance date held by current executives are set out in Note 3.

11. MATTERS SUBSEQUENT TO BALANCE DATE

At the date of this report there are no matters or circumstances, that have arisen since 31 December 2006 that have significantly affected or may significantly affect:

- The operations in financial years subsequent to 31 December 2006 of the consolidated entity;
- The results of those operations; or
- The state of affairs, in financial years subsequent to 31 December 2006 of the consolidated entity.

NEXIA
COURT
&CO
NEXIA INTERNATIONAL
CHARTERED ACCOUNTANTS
ABN 71 502 156 733

Level 29, Australia Square
264 George Street,
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

INDEPENDENT AUDITORS' REVIEW REPORT TO THE MEMBERS OF IMPERIAL CORPORATION LIMITED

Report on the Financial Report

We have reviewed the accompanying interim financial report of Imperial Corporation Limited which comprises the consolidated interim balance sheet as at 31 December 2006, income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, a statement of accounting policies, accompanying notes (1 to 11) and the directors' declaration (set out on pages 9 to 22) of the consolidated entity comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the company's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As auditor of Imperial Corporation Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Statement of Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

INDEPENDENT AUDITORS' REVIEW REPORT
TO MEMBERS OF IMPERIAL CORPORATION LIMITED
(Continued)

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Imperial Corporation Limited is not in accordance with the Corporations Act 2001, including:

a giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

b complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Nexia Court & Co.

Gallery

Nexia Court & Co
Chartered Accountants

David Gallery
Partner

Sydney
16 March 2007

END